TELEMYND, INC.

26522 La alameda

MISSION VIEJO, CA 92691

June 21, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Telemynd, Inc.
Registration Statement on Form 10-12G
File No. 000-56069

Ladies and Gentlemen:

Telemynd, Inc. (the “Company”) hereby requests, pursuant to 12(g) under the Securities Exchange Act of 1934, as amended, that the above-referenced registration statement be accelerated to 4:00 p.m., Eastern Time, on Tuesday, June 25, 2019, or as soon thereafter as practicable.

Very truly yours,

TELEMYND, INC.

By:	/s/ Patrick Herguth
Patrick Herguth
Chief Executive Officer